February 9, 2011

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Attention:                                         John Reynolds, Assistant Director

Division of Corporation Finance

Office of Beverages, Apparel and Health Care Services

Telephone Number: (202) 551-3790

Facsimile Number: (703) 813-6963

Re:           Oxford Industries, Inc.

Form 10-K for Fiscal Year Ended January 30, 2010

Filed March 31, 2010;

Schedule 14A for Annual Meeting on June 14, 2010

Filed May 7, 2010

File No. 1-04365

Ladies and Gentlemen:

This letter sets forth the response of Oxford Industries, Inc. (the “Company”) to the Staff’s comments to the above-referenced filings.  These comments were transmitted to us by letter dated January 26, 2011.  The responses are set forth below and are numbered to correspond to the numbering in the Staff’s comment letter.  In addition, for ease of reference, we have repeated the Staff’s comment in bold text.

Form 10-K for Fiscal Year Ended January 30, 2010

Exhibits

Staff’s Comment 1:  We note that Exhibits 10.12, 10.14, and 10.17 to the Form 10-K and Exhibits 10.1 and 10.2 to the Form 8-K filed on December 21, 2010 are missing schedules, attachments, and/or exhibits. Please confirm that you will file these exhibits in their entirety with your next periodic report, as required by Item 601(b)(10) of Regulation S-K or advise. Also, we note that exhibit 10.2 to the Form 8-K filed on August 19, 2008 lists schedules 1 through 7 but no information is located in the schedules. Please advise whether these schedules have been filed in their entirety. To the extent that the exhibit has not been filed in its entirety, please confirm that you will file such exhibit in its entirety with your next periodic report.

Response: We respectfully confirm that the Company will file with its Annual Report on Form 10-K for the fiscal year ended January 29, 2011 (which is its next scheduled periodic report), the schedules, attachments and/or exhibits, as applicable, to (1) Exhibits 10.12, 10.14 and 10.17 to the Company’s Annual Report on Form 10-K for the fiscal year ended January 30, 2010, filed with the Securities and Exchange Commission (the “Commission”) on March 31, 2010, (2) Exhibits 10.1 and 10.2 to the Company’s Current Report on Form 8-K, filed with the Commission on December 21, 2010, and (3) Exhibit 10.2 to the Company’s Current Report on Form 8-K, filed with the Commission on August 19, 2008.

Securities and Exchange Commission

February 9, 2011

Schedule 14A for the Annual Meeting on June 14, 2010

Termination, Severance and Change-in-Control…page 40

Staff’s Comment 2:  We note the reference to a separation agreement with Mr. Gray. Please confirm that you will file this exhibit with your next periodic report.

Response:  We respectfully confirm that the Company will file the Separation Agreement with Mr. Gray as an exhibit to its Annual Report on Form 10-K for the fiscal year ended January 29, 2011.

* * * *

In connection with our response to the Staff’s comments, the Company acknowledges that:

•      the Company is responsible for the adequacy and accuracy of the disclosures in its filings with the Commission;

•      Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to any filing; and

•      the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We trust that the foregoing is responsive to the Staff’s comments.  Should you have any additional questions or comments, please do not hesitate to contact the undersigned at (404) 653-1443 or the Company’s Senior Vice President-Law, General Counsel and Secretary, Thomas E. Campbell, at (404) 653-1437.

Very truly yours,

/s/ J. Hicks Lanier
J. Hicks Lanier
Chairman and Chief Executive Officer

cc:     Blaise Rhodes

Brian Bhandari

Janice McGuirk

Pamela Howell

Securities and Exchange Commission

Mr. Thomas E. Campbell

Oxford Industries, Inc.

Adam M. Freiman

King &Spalding LLP